

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2010

Mr. Hung-Lang Huang
Chairman, Chief Executive Officer and President
DIAS Holding, Inc.
16630 Southfield Road
Allen Park, MI 48101

      Re: DIAS Holding, Inc.
             Item 4.01 Form 8-K
             Filed August 4, 2010, as amended September 21, 2010
             File No. 0-51898

Dear Mr. Huang:

      We have completed our review of your Form 8-K and related filings and we do not have any further comments at this time.

                  Sincerely,

                  Jonathan Wiggins
                  Staff Accountant